Palmetto Bancshares, Inc.

August 7, 2009

Mr. Michael Seaman

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Palmetto Bancshares, Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 000-26016

Dear Mr. Seaman:

The letter is provided on behalf of Palmetto Bancshares, Inc. (the “Company,” “Palmetto,” “we,” or “our”) in response to the letter from the Securities and Exchange Commission (“SEC”) dated August 3, 2009 (the “Request Letter”) related to its review of the Company’s Preliminary Proxy Statement on Schedule 14A and request for certain information.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the Request Letter. For your convenience, we have restated the SEC’s comment prior to our response.

Preliminary Proxy Statement on Schedule 14A

General

1) We note that you have not included Appendices D, E, F and G. Please include them with your next amendment. In addition, information that is included in an appendix is not incorporated by reference to the proxy statement. Please remove references to incorporation by reference from your filing.

RESPONSE:

The Company has withdrawn its application to participate in the U.S. Department of Treasury’s Capital Assistance Program. As a result, in accordance with Instruction 1 of Item 13 of Schedule

14A, we removed Appendices D, E, F and G and all references to incorporation by reference from the proxy statement.

Purpose of the Preferred Stock Amendment, page 6

2) Please describe the material terms of your application to participate in the Capital Assistance Program including, but not limited to, the amount you have applied for. In addition, please include a discussion of the Capital Assistance Program as it exists for “public” companies.

RESPONSE:

The Company has withdrawn its application to participate in the Capital Assistance Program. As a result, we did not include a discussion of the material terms of the application or the terms of the Capital Assistance Program as it exists for “public” companies.

3) Please describe how you intend to use any proceeds you may receive in the Capital Assistance Program.

RESPONSE:

The Company has withdrawn its application to participate in the Capital Assistance Program. As a result, we did not include a discussion of how the Company intends to use any proceeds it could have received from the Capital Assistance Program.

4) Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

RESPONSE:

The Company has withdrawn its application to participate in the Capital Assistance Program. As a result, we did not include a discussion of the impact on the Company’s liquidity, capital resources or results of operations if the Treasury Department denied the Company’s application to the Capital Assistance Program.

Effect of the Proposed Preferred Stock Amendment, page 7

5) Please discuss how your participation in the Capital Assistance Program may dilute the interests of your common shareholders. Generally discuss dilution associated with the issuance of warrants and convertible preferred stock.

RESPONSE:

The Company has withdrawn its application to participate in the Capital Assistance Program. As a result, we did not include a discussion of how participation in the Capital Assistance Program may dilute the interests of the Company’s common shareholders or a discussion of dilution associated with the issuance of warrants and convertible preferred stock.

If you have any questions or comments related to this filing, please contact John M. Jennings of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2207, at fax (864) 250-2349 or at john.jennings@nelsonmullins.com. Please copy

Lee S. Dixon, Chief Operating Officer of the Company, at ldixon@palmettobank.com on any written comments.

Sincerely,

/s/ Lee S. Dixon

Lee S. Dixon

Chief Operating Officer

cc: John M. Jennings, Nelson Mullins Riley & Scarborough, LLP